First Jersey Cannabis Corporation

September 1 2018

Eden Willow Netelkos
2186 Greenville Turnpike
Port Jervis, NY 12771

Dear Ms. Netelkos

I am pleased to confirm our verbal offer of employment to you as Vice President with First Jersey Cannabis Corporation, effective on the date of Stock Offering closing.

The details of our offer, including the terms and conditions of your employment, are attached as Schedule "A."

Please take the time to carefully review our offer. This letter, along with the enclosed schedules, outlines the obligations of both First Jersey Cannabis Corporation and yourself with respect to your employment conditions, and is governed by the laws of New Jersey. It details the terms and conditions of your employment with Company, and will form our agreed upon employment contract with you once signed.

Accepting employment will be conditional upon agreeing to and signing the attached copy of this letter and the attached Schedule(s), initialing each page in the right-hand corner, and returning it to me upon your earliest convenience, but prior to your first day of employment.

Ms. Netelkos, we look forward to welcoming you to the Company team and wish you a successful and rewarding career with us.

Sincerely,

Christopher Netelkos
President, First Jersey Cannabis Corporation

Schedule A

First Jersey Cannabis Corporation

Terms and Conditions of Employment

The following outlines the terms and conditions of employment with First Jersey Cannabis Corporation. The Company reserves the right to change these terms and conditions as necessary, with due notice.

Title	Title
	Eden Willow Netelkos, Vice President
Responsibilities	A copy of your position description is attached as Schedule "B." While employed by the Company, you agree to work on a full-time basis exclusively for the Company and agree that you shall not, while you are employed by the Company, be employed or engaged in any capacity, in promoting, undertaking or carrying on any other business that competes with the Company or interferes or could reasonably interfere with your duties to the Company without our prior written permission.
Salary	Ms. Netelkos shall receive a salary of $25,000 per annum until such time that the Company obtained a commercial cannabis license in the state of New Jersey. At that time, time Ms. Netelkos salary shall increase to $115,000 per annum and entitled to a two-year stock option for 100,000 shares calculated at the weighted average of the price of the common stock over the prior 12 months. Ms. Netelkos is a Director and Officer of the Company.
Status	Full-time
Start Date	Upon the closing of the proposed stock offering.
End Date	open
Hours of Work	As required.

Accountable expenses	You are entitled to accountable expenses on all Company authorized assignments.
Payroll Schedule	Your salary will be paid to you on a weekly basis, less required deductions, (through direct deposit) OR (by check).
Vacation	You will be entitled to one week of vacation annually.
Benefits	You shall be entitled to participate in all benefit plans of Company as may be made available to employees of Company from time to time for which you are eligible.
Travel	As per the requirements of your position, you will be expected to travel up to 15% of the time.
Policies and Standards	Company has established a variety of policies and standards that ensure a safe, enjoyable working environment. During the period of your employment with us, you agree to be bound by these policies and standards, and any future policies and standards that are reasonably introduced by the Company. It is agreed that the introduction and administration of these policies is within the sole discretion of Company and that these policies do not form a part of this Agreement. It is agreed that if Company introduces, amends or deletes employment-related policies as conditions warrant that such introduction, deletion or amendment does not constitute a breach of this Agreement.
Confidentiality and Intellectual Property	Our offer of employment is conditional upon you agreeing to and abiding by the "Confidentiality and Proprietary Information Agreement." Attached Schedule "C."
Non-Solicitation	You hereby agree that, while you are employed by Company and for one (1) year following the termination of your employment with Company, you will not (i) recruit, attempt to recruit or directly or indirectly participate in the recruitment of, any Company employee or (ii) directly or indirectly solicit, attempt to solicit, canvass or interfere with any customer or supplier of Company in a manner that conflicts with or interferes in the business of Company as conducted with such customer or supplier.
Representation	You hereby represent and warrant to Company that you are not party to any written or oral agreement with any third party that would restrict your ability to enter into this Agreement or the Confidentiality and Proprietary Information Agreement or to perform your obligations hereunder and that you will not, by joining Company, breach any non-disclosure, proprietary rights, non-competition, non-solicitation or other covenant in favour of any third party.

Changes to Duties and/or Compensation	If your duties or compensation should change during the course of your employment with Company, the validity of our agreement will not be affected. In addition, if one or more of the provisions in our agreement are deemed void by law, then the remaining provisions will continue in full force and effect.
Resignation	Should you wish to resign your employment with Company, you will be required to provide two weeks' written notice to enable us transition your work.
Stock Option	Ms. Netelkos is entitled to a two-year stock option for 100,000 shares calculated at the weighted average of the price of the common stock over the prior 12 months.

Schedule B

Job Description

Ms. Netelkos to serve as Vice President and Director Ms. Netelkos will be employed at 1030 White Horse Pike, Egg Harbor, NJ 08215.

Schedule C

Employee Covenants

Confidentiality and Proprietary Information Agreement

In consideration of employment as an employee or engagement as an independent contractor with *Company* (the "Company"), the undersigned (the "Participant") agrees and covenants as follows:

1. Employment with the Company as an employee or engagement with the Company as an independent contractor, as the case may be (the "Engagement"), will give the Participant access to proprietary and confidential information belonging to the Company, its customers, its suppliers and others (the proprietary and confidential information is collectively referred to in this Agreement as "Confidential Information"). Confidential Information includes but is not limited to customer lists, marketing plans, proposals, contracts, technical and/or financial information, databases, software and know-how. All Confidential Information remains the confidential and proprietary information of the Company.

2. As referred to herein, the "Business of the Company" shall relate to the business of the Company as the same is determined by the Board of Directors of the Company from time to time.

3. The Participant may in the course of the Engagement conceive, develop or contribute to material or information related to the Business of the Company, including, without limitation, software, technical documentation, ideas, inventions (whether or not patentable), hardware, know-how, marketing plans, designs, techniques, documentation and records, regardless of the form or media, if any, on which such is stored (referred to in this Agreement as "Proprietary Property"). The Company shall exclusively own all Proprietary Property which the Participant conceives, develops or contributes to in the course of the Engagement and all intellectual and industrial property and other rights of any kind in or relating to the Proprietary Property, including but not limited to all copyright, patent, trade secret and trade-mark rights in or relating to the Proprietary Property. For greater certainty, the Participant hereby assigns to the Company any and all rights that the Participant may have or obtain in or to the Proprietary Property. Material or information conceived, developed or contributed to by the Participant outside work hours on the Company's premises or through the use of the Company's property and/or assets shall also be Proprietary Property and be governed by this Agreement if such material or information relates to the Business of the Company. The Participant shall keep full and accurate records accessible at all times to the Company relating to all Proprietary Property and shall promptly disclose and deliver to the Company all Proprietary Property.

4. The Participant shall, both during and after the Engagement, keep all Confidential Information and Proprietary Property confidential and shall not use any of it except for the purpose of carrying out authorized activities on behalf of the Company. The Participant may, however, use or disclose Confidential Information which:

(i) is or becomes public other than through a breach of this Agreement;

(ii) is known to the Participant prior to the date of this Agreement and with respect to which the Participant does not have any obligation of confidentiality; or

(iii) is required to be disclosed by law, whether under an order of a court or government tribunal or other legal process, provided that Participant informs the Company of such requirement in sufficient time to allow the Company to avoid such disclosure by the Participant.

The Participant shall return or destroy, as directed by the Company, Confidential Information and Proprietary Property to the Company upon request by the Company at any time. The Participant shall certify, by way of affidavit or statutory declaration, that all such Confidential Information and Proprietary Property has been returned or destroyed, as applicable.

5. The Participant covenants and agrees not to make any unauthorized use whatsoever of or to bring onto the Company's premises for the purpose of making any unauthorized use whatsoever of any trade secrets, confidential information or proprietary property of any third party, including without limitation any trade-marks or copyrighted materials, during the course of the Engagement. The Participant agrees and represents that the Engagement and the execution of this Agreement do not and will not breach any agreement to which the Participant is currently a party or which currently applies to the Participant.

6. At the reasonable request and at the sole expense of the Company, the Participant shall do all reasonable acts necessary and sign all reasonable documentation necessary in order to ensure the Company's ownership of the Proprietary Property and all intellectual and industrial property rights and other rights in the same, including but not limited to providing to the Company written assignments of all rights to the Company and any other documents required to enable the Company to document rights to and/or register patents, copyrights, trade-marks, industrial designs and such other protections as the Company considers advisable anywhere in the world.

7. The Participant hereby irrevocably and unconditionally waives all moral rights the Participant may now or in the future have in any Proprietary Property.

8. The Participant agrees that the Participant will, if requested from time to time by the Company, execute such further reasonable agreements as to confidentiality and proprietary rights as the Company's customers or suppliers reasonably required to protect Confidential Information or Proprietary Property.

9. Regardless of any changes in position, salary or otherwise, including, without limitation, termination of the Engagement, unless otherwise stipulated pursuant to the terms hereof, the Participant will continue to be subject to each of the terms and conditions of this Agreement and any other(s) executed pursuant to the preceding paragraph.

10. The Participant agrees that the Participant's sole and exclusive remedy for any breach of this Agreement or any other agreement by the Company will be limited to monetary damages and that the Participant will not make any claim in respect of any rights to or interest in any Confidential Information or Proprietary Property.

11. The Participant acknowledges that the services provided by the Participant to the Company are unique. The Participant further agrees that irreparable harm will be suffered by the Company in the event of the Participant's breach or threatened breach of any of his or her obligations under this Agreement, and that the Company will be entitled to seek, in addition to any other rights and remedies that it may have at law or equity, a temporary or permanent injunction restraining the Participant from engaging in or continuing any such breach hereof. Any claims asserted by the Participant against the Company shall not constitute a defense in any injunction action, application or motion brought against the Participant by the Company.

12. This Agreement is governed by the laws of the New Jersey

13. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, that provision shall be deleted and the other provisions shall remain in effect.

IN WITNESS WHEREOF the Company has caused this Agreement to be executed as of the 1 day of SEPTEMBER, 2018

Eden Willow Netelkos

Witness by:

FIRST JERSEY CANNABIS CORPORATION

Non-Qualified Stock Option

1. NOTICE OF STOCK OPTION GRANT

You have been granted an option to purchase Common Stock, subject to the terms and conditions of the Plan and this Option Agreement, as follows:

Name of Optionee: EDEN WILLOW NETELKOS

Total Number of Shares Granted: 100,000 shares of First Jersey Corporation $.001 par value

Exercise Price per Share: Calculated at the weighted average of the price of the common stock over the prior 12 months from the date of employment.

Grant Date: Closing date of public offering – Offering Circulars Annexed.

This option may be exercised, in whole or in part, at any time within the three (3) year option period. The option period is from date of Stock Offering closing and end two years later, and complying to the conditions under Section 2.3(A)(B) and Section 2.9.

2. AGREEMENT

2.1 Grant of Option. The Administrator hereby grants to the optionee named in the Notice of Stock Option Grant attached as Part I of this Option Agreement (the "Optionee") an option (the "Option") to purchase the number of Shares, as set forth in the Notice of Stock Option Grant, at the exercise price per Share set forth in the Notice of Stock Option Grant (the "Exercise Price"), subject to the terms and conditions of this Option Agreement and the Plan.

2.2 Exercise of Option.

(A) Vesting/Right to Exercise. This Option is exercisable during its term in accordance with the Schedule set forth in Section 1 of this document and the applicable provisions of this Option Agreement and the Plan. This Option may also become exercisable in accordance with Section 2.11 below.

(B) Method of Exercise. This Option is exercisable by delivering to the Administrator a fully executed "Exercise Notice" or by any other method approved by the Administrator. The Exercise Notice shall provide that the Optionee is electing to exercise the Option, the number of Shares in respect of which the Option is being exercised (the "Exercised Shares"), and such other representations and agreements as may be required by the Administrator. Payment of the full aggregate Exercise Price as to all Exercised Shares must accompany the Exercise Notice. This Option shall be deemed exercised upon receipt by the Administrator of such fully executed Exercise Notice accompanied by such aggregate Exercise Price. The Optionee is responsible for filing any reports of remittance or other foreign exchange filings required in order to pay the Exercise Price.

2.3 Limitation on Exercise.

(A) The grant of this Option and the issuance of Shares upon exercise of this Option are subject to compliance with all Applicable Laws. This Option may not be exercised if the issuance of Shares upon exercise would constitute a violation of any Applicable Laws. In addition, this Option may not be exercised unless (i) a registration statement under the Securities Act of 1933, as amended (the "Securities Act") is in effect at the time of exercise of this Option with respect to the Shares; or (ii) in the opinion of legal counsel to the Company, the Shares issuable upon exercise of this Option may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The Optionee is cautioned that unless the foregoing conditions are satisfied, the Optionee may not be able to exercise the Option when desired even though the Option is vested. As a further condition to the exercise of this Option, the Company may require the Optionee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company. Any Shares that are issued will be "restricted securities" as that term is defined in Rule 144 under the Securities Act, and will bear an appropriate restrictive legend, unless they are registered under the Securities Act. The Company is under no obligation to register the Shares issued upon exercise of this Option before the formal Securities Act effective date. Since the Plan calls for a formal registration filing with the Securities and Exchange Commission (SEC), Optionee's underlying shares are entitled to be registered as part of the offering of shares to the public. The Stock Option is not applicable under Rule 144, unless Optionee wishes to "exercise the option" before the effective date of the SEC filing.

(B) Special Termination Period. If exercise of the Option on the last day of the termination period set forth in Section 1 is prevented by operation of paragraph (A) of this Section 2.3, then this Option shall remain exercisable until 14 days after the first date that paragraph (A) no longer operates to prevent exercise of the Option.

2.4 Method of Payment. Payment of the aggregate Exercise Price shall be by any of the following methods; provided, however, the payment shall be in strict compliance with all procedures established by the Administrator:

(A) cash;

(B) check or wire transfer;

(C) subject to any conditions or limitations established by the Administrator, other Shares that have a Fair Market Value on the date of surrender or attestation equal to the aggregate Exercise Price;

(D) consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Administrator (Officers and Directors shall not be permitted to use this procedure if this procedure would violate Section 402 of the Sarbanes-Oxley Act of 2002, as amended);

(E) subject to any conditions or limitations established by the Administrator, retention by the Company of so many of the Shares that would otherwise have been delivered upon exercise of the Option as have a Fair Market Value on the exercise date equal to the aggregate exercise price of all Shares as to which the Option is being exercised, provided that the Option is surrendered and cancelled as to such Shares;

(G) Optionee have the right to sell all or any part of the underlying Shares of the Option in the open market and use the proceeds of such sale to Exercise Option. This method is known as a "Cashless Exercise/Same-Day Sale". In essence, cashless exercise offers the Optionee the means to exercise the option if Optionee don't have the cash, or if Optionee don't want to hold the shares; or may sell all the shares at once or may sell only enough shares to cover the exercise costs in a "sell-to-cover." Ten days prior to such sale of Shares, Optionee shall give her intent to Exercise Option by written notice and to offer such sale in the public market; or

(F) any combination of the foregoing methods of payment.

2.5 Non-Transferability of Option. This Option may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the Optionee only by the Optionee. The terms of this Option Agreement and the Plan shall be binding upon the executors, administrators, heirs, successors, and assigns of the Optionee. This Option may not be assigned, pledged, or hypothecated by the Optionee whether by operation of law or otherwise, and is not subject to execution, attachment, or similar process. Notwithstanding the foregoing, this Option is designated as a No statutory Stock Option, as permitted by Rule 701 of the Securities Act of 1933, as amended, as the Administrator may determine in its sole discretion.

2.6 Term of Option. This Option may be exercised only within the term set out in the Notice of Stock Option Grant and may be exercised during such term only in accordance with this Option Agreement and the Plan.

2.7 Tax Obligations.

(A) Withholding Taxes. The Optionee shall make appropriate arrangements with the Administrator for the satisfaction of all applicable Federal, state, local, and foreign income taxes, employment tax, and any other taxes that are due as a result of the Option exercise. With the Administrator's consent, these arrangements may include withholding Shares that otherwise would be issued to the Optionee pursuant to the exercise of this Option. The Company may refuse to honor the exercise and refuse to deliver Shares if such withholding amounts are not delivered at the time of exercise.

2.8 Special Termination Period if the Optionee Subject to Blackout Period. The Company has established an Insider Trading Policy (as such policy may be amended from time to time, the "Policy") relative to trading while in possession of material, undisclosed information. The Policy prohibits officers, directors, employees, and consultants of the Company and its subsidiaries from trading in securities of the Company during certain "Blackout Periods" as described in the Policy. If the last day of the termination period set forth in Section 1 is during such a Blackout Period, then this Option shall remain exercisable until 14 days after the first date that there is no longer in effect a Blackout Period applicable to the Optionee.

2.9 Lock-Up Agreement. In connection with any underwritten public offering of Shares made by the Company pursuant to a registration statement filed under the Securities Act, the Optionee shall not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or make any short sale of, or otherwise dispose of any Shares (including but not limited to Shares subject to this Option) or any rights to acquire Shares of the Company for such period beginning on the date of filing of such registration statement with the Securities and Exchange Commission and ending at the time as may be established by the underwriters for such public offering; provided, however, that such period shall end not later than 180 days from the effective date of such registration statement. The foregoing limitation shall not apply to shares registered for sale in such public offering.

2.10 Entire Agreement; Governing Law. This Option Agreement and the Plan constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and Optionee. This Option Agreement is governed by the internal substantive laws, but not the choice of law rules, of Vermont.

By the Optionee's signature and the signature of the Company's representative below, the Optionee and the Company agree that this Option is granted under and governed by the terms and conditions of this Option Agreement and the Plan. The Optionee has reviewed this Option Agreement and the Plan in their entirety, has had an opportunity to obtain the advice of counsel before executing this Option Agreement and fully understands all provisions of this Option Agreement and the Plan. The Optionee hereby agrees to accept as binding, conclusive, and final

all decisions or interpretations of the Administrator upon any questions relating to this Option Agreement and the Plan.

The Optionee further agrees that the Company may deliver all documents relating to the Plan or this Option (including prospectuses required by the Securities and Exchange Commission), and all other documents that the Company is required to deliver to its security holders or the Optionee (including annual reports, proxy statements and financial statements), either by e-mail or by e-mail notice of a Web site location where those documents have been posted. The Optionee may at any time (i) revoke this consent to e-mail delivery of those documents; (ii) update the e-mail address for delivery of those documents. The Optionee may request an electronic copy of any of those documents by requesting a copy in writing from the Company. The Optionee understands that an e-mail account and appropriate hardware and software, including a computer or compatible cell phone and an Internet connection, will be required to access documents delivered by e-mail.

OPTIONEE: Eden Willow Netelkos

Eden Willow Netelkos

First Jersey Cannabis Corporation

By: Christopher Netelkos
President

Schedule A

First Jersey Cannabis Corporation

Terms and Conditions of Employment

The following outlines the terms and conditions of employment with First Jersey Cannabis Corporation (the "Company"). The Company reserves the right to change these terms and conditions as necessary, with due notice.

Title	Title
	Deborah K. Williams, Technical Applications Manger.
Responsibilities	A copy of your position description is attached as Schedule "B." While employed by the Company, you agree to work and agree that you shall not be employed or engaged in any capacity, in promoting, undertaking or carrying on any other business that competes with the Company or interferes or could reasonably interfere with your duties to the Company without our prior written permission.
Salary	$30,000 per annum
Status	As time requires at your option.
Start Date	Upon the closing of the proposed stock offering.
End Date	Open
Hours of Work	As required, but shall not exceed 832 hours in a calendar year (or prorated portion of a partial year), including vacation hours, without additional compensation agreeable to you and the Company.
Accountable expenses	You are entitled to accountable expenses on all Company authorized travel.
Payroll Schedule	Your salary will be paid to you on a weekly basis, less required deductions, (through direct deposit) OR (by check).
Vacation	You will be entitled to 16 hours of vacation annually.

KW